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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of             January, 2002

                  Knightsbridge Tankers Limited
 ---------------------------------------------------------------
         (Translation of registrant's name into English)

            Par-la-Ville Place, 14 Par-la-Ville Road,
                     Hamilton HM 08, Bermuda
 ---------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F     X            Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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                  KNIGHTSBRIDGE TANKERS LIMITED





                       THIRD QUARTER 2001
                     REPORT TO SHAREHOLDERS









































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                                   Bermuda, November 15, 2001

To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the third quarter of 2001. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 2001.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any Additional Hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel the spot market related rate, after inclusion of the component for operating expenses, totaled $25,163 per day for the period July 1 through September 30, 2001. (The corresponding spot market related rate for the period July 1 through September 30, 2000, was determined to be $59,096).

Accordingly, on October 15, 2001, Shell International paid to the Company's vessel owning subsidiaries charter hire at the Base Rate in the aggregate amount of $10,151,740 for the period July 1 through September 30, 2001. (For the period July 1 through September 30, 2000, Shell International paid charter hire at the Base Rate of $10,151,740 plus Additional Hire of $12,202,420).

On October 15, 2001, the Board of Directors of the Company declared a distribution to shareholders of record as of October
25, 2001, payable on or about November 8, 2001, in the amount of $0.45 per share for the period July 1 through September 30, 2001.
(For the period July 1 through September 30, 2000, the distribution was $1.17 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2002, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their


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investment in the Company, including the treatment of
distributions received from the Company, for the entire year ending December 31, 2001.

Please visit our website at www.knightsbridgetankers.com. We are pleased to answer any inquiries that shareholders may have. Our investor relations contacts are: Ola Lorentzon in Oslo, Norway (Tel: 47 23 11 40 00, Fax: 47 23 11 40 44) and Kate Blankenship
in Hamilton, Bermuda (Tel: 441 295-0182, Fax: 441 295-3494). The
NASDAQ National Market symbol for the Company's Common Shares is
"VLCCF".


Very truly yours,

Ola Lorentzon
Chairman and Chief Executive Officer




































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             Management's Discussion and Analysis of
          Financial Condition and Results of Operations


Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day.

Results of Operations - Nine Months Ended September 30, 2001

Revenues
The Company's revenues consisted of charter hire of $51.0 million for the nine months ending September 30, 2001 compared with $45.2 million for the first nine months of 2000. This increase is principally due to the payment of a total amount of $20.9 million additional hire in the first nine months of 2001 compared with $15.0 million in the first nine months of 2000.

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd (the "Manager"),
(ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.




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Interest income and expense
Interest income of $194,174 was earned during the nine months ended September 30, 2001 compared with $105,997 in the comparable period of 2000, an increase due to the increased cash balances arising from the increased charter hire received in the first half of 2001.

The Company's borrowings under its primary credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the primary credit facility has effectively been fixed at 7.14 %, which resulted in interest expenses of $4,475,356 for the nine months ended September 30, 2001.

On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivatives and Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of each derivative is recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Upon the adoption of SFAS No. 133 the Company recorded the fair value of its interest rate swap which is designated as a hedge against interest paid on the Company's debt. The amount recorded as a liability was $3,496,905 and an equal charge was made to other comprehensive income, which is a component of shareholders' equity. At September 30, 2001 the interest rate swap had a negative value of $10,738,768. A separate statement for consolidated comprehensive income is included in the enclosed financial statements.

Liquidity and Capital Resources
Total shareholders' equity of the Company at September 30, 2001 was $232.0 million compared to $277.2 million at December 31, 2000. The decrease was due to net income of $30.4 million for the period January 1 through September 30, 2001 less distribution to shareholders for the first nine months of 2001 in the aggregate amount of $64.8 million and the recording of the fair value of the swap in other comprehensive loss.

The Company's long-term debt as of September 30, 2001 and 2000, consists of $125.4 million borrowed under its credit facility. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results,


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following expiration or termination of the charters with Shell
International, are not expected to be significantly affected by movements in currency exchange rates.


















































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                        KNIGHTSBRIDGE TANKERS LIMITED
                         CONSOLIDATED BALANCE SHEETS
                              (in U.S. Dollars)

ASSETS

Current assets                                   Sept 30, 2001    Dec 31, 2000
                                                 (Unaudited)

Cash                                                   242,876      247,370
Charter hire receivable                             10,151,740   31,116,700
Prepaid expenses                                        41,048       16,573
                                                   -----------  -----------
Total current assets                                10,435,664   31,380,643

Vessels under capital lease, net                   358,992,127  372,186,772
Capitalized financing fees and expenses, net           893,768    1,172,426
                                                   -----------  -----------
TOTAL ASSETS                                       370,321,559  404,739,841
                                                   ===========  ===========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Accrued expenses and other current liabilities       2,151,105    2,124,154
                                                   -----------  -----------
Total current liabilities                            2,151,105    2,124,154

Credit facility                                    125,397,399  125,397,399
Other liabilities                                   10,738,768            -

Shareholders equity
Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000                  171,000      171,000
Contributed capital surplus account                242,602,055  273,809,543
Retained earnings                                            -    3,237,745
Accumulated other comprehensive income            (10,738,768)            -
                                                   -----------  -----------
Total shareholders equity                          232,034,287  277,218,288
                                                  ------------  -----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                               370,321,559  404,739,841
                                                   ===========  ===========










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                        KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                              (in U.S. Dollars)


                                                 Jan 1, 2001       Jan 1,2000
                                            to Sept 30, 2001 to Sept 30, 2000

Charter hire revenue                              51,018,735       45,219,275

Operating expenses:
Depreciation of vessels under capital leases      13,194,645       13,194,645
Management fee                                       562,500          562,500
Administration expenses                               38,095           44,458
                                                  ----------       ----------
                                                  13,795,240       13,801,603

Net operating income                              37,223,495       31,417,672


Interest income                                      194,174          105,997
Interest expense                                 (6,737,732)      (6,687,604)
Other financial costs                              (316,170)        (358,165)
                                                                  -----------
                                                 -----------
                                                 (6,859,728)      (6,939,772)
Net income                                        30,363,767       24,477,900
                                                 ===========      ===========


                        KNIGHTSBRIDGE TANKERS LIMITED
                CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)
                              (in U.S. Dollars)

                                                                  Jan 1, 2001
                                                               -Sept 30, 2001

Net income                                                         30,363,767

Other comprehensive loss
Loss on derivative cash flow hedging instrument                  (10,738,768)
                                                                 ------------
Comprehensive income                                               19,624,999
                                                                 ============









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                        KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                              (in U.S. Dollars)


                                                 Jan 1, 2001      Jan 1, 2000
                                            to Sept 30, 2001 to Sept 30, 2000
Cash flows from operating activities

Net income                                        30,363,767       24,477,900

Items to reconcile net income to net cash provided by operating activities:

Depreciation                                      13,194,645       13,194,645
Amortization of capitalized fees and expenses        278,657          278,657

Changes in operating assets and liabilities:

Charter hire receivable and prepaid expenses      20,940,486     (10,524,665)
Accrued expenses and other current liabilities        26,951         (76,295)
                                                 -----------      -----------
Net cash provided by operating activities         64,804,506       27,350,242


Cash flows from financing activities

Repayments of loan                                         -      (1,681,538)
Distribution to shareholders                    (64,809,000)     (25,479,032)
                                                ------------     ------------
Net cash used in financing activities           (64,809,000)     (27,160,570)


Net increase (decrease) in cash and
  cash equivalents                                   (4,494)          189,672
Cash and cash equivalents at
  beginning of period                                247,370           70,695
                                                 -----------      -----------
Cash and cash equivalents at end of period           242,876          260,367
                                                 ===========      ===========













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                        KNIGHTSBRIDGE TANKERS LIMITED
         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                              (in U.S. Dollars)


                                                         Accumulated
                                Contributed                    Other
                     Share  capital surplus  Retained  Comprehensive
                   capital          account  earnings         Income    Total
                   -------  ---------------  --------  -------------    -----

Balance at
December 31, 1999  171,000   273,809,543           -         -    273,980,543

Net income               -             -  48,723,745         -     48,723,745

Distribution
to shareholders          -             -(45,486,000)         -   (45,486,000)
-----------------------------------------------------------------------------
Balance at
December 31, 2000  171,000   273,809,543   3,237,745         -    277,218,288

Net income               -             -  30,363,767         -     30,363,767

Other comprehensive
loss                                                (10,738,768) (10,738,768)

Distribution
to shareholders          -  (31,207,488)(33,601,512)         -   (64,809,000)
------------------------------------------------------------------------------
Balance at
Sept 30, 2001      171,000   242,602,055           -(10,738,768)  232,034,287
==============================================================================




















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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Knightsbridge Tankers Limited
                                       --------------------------------
                                       (Registrant)


Date  January 4, 2002                  By  /s/ Kate Blankenship
      ----------------                     ----------------------------
                                               Kate Blankenship
                                                  Secretary



































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